Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

iex exchange | iex

March 18, 2026

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 59 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 59 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as updates to the following exhibit(s):

Exhibit C
Exhibit C was updated to reflect changes to the officers of IEX Options LLC

Exhibit J
Exhibit J was updated to reflect an additional title for Stan Feldman, officer of Investors' Exchange LLC

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addendum currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 03/18/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007
3. Provide the applicant's mailing address (if different):

26000118

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/25
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/18/26 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this 18 day of March (Month), 2026 (Year) by Christopher Confrey (Notary Public)

My Commission expires Oct. 28. 2028 County of New York State of New York

CHRISTOPHER CONFREY
Notary Public, State of New York
No. 02CO0030259
Qualified in New York County
Commission Expires October 28, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Investors' Exchange LLC

Date of filing: March 18, 2026

Date as of which the information is accurate: March 11, 2026

Exhibit C

Summary of changes made to Exhibit C:

- Added the following as officers of IEX Options LLC:

  Bradley Katsuyama, Chief Executive Officer

  Bryan Harkins, President

  Robert Park, Senior Vice President and Chief Technology Officer

  Craig Resnick, Senior Vice President, Chief Financial Officer and Treasurer

  Rachel Barnett, Senior Vice President, Chief Legal Officer and Secretary

  Claudia Crowley, Senior Vice President and Chief Regulatory Officer

  Ivan Brown, Senior Vice President and Head of Options

Investors' Exchange LLC

Date of filing: March 18, 2026

Date as of which the information is accurate: March 11, 2026

<u>Exhibit C</u>

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

IEX Options LLC

- *Name*: IEX Options LLC
- *Address*: 3 World Trade Center, 175 Greenwich Avenue, 58th Floor, New York, NY 10007
- *Form of organization*: Limited Liability Company
- *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 11, 2024
- *Brief description of nature and extent of affiliation*: IEX Options LLC is a wholly-owned subsidiary of Investors' Exchange LLC which is a wholly-owned subsidiary of IEX Group, Inc.

- *Brief description of business or functions*: IEX Options LLC is not currently operational.

- *A copy of the constitution*: N/A

- *A copy of the articles of incorporation or association including all amendments*: attached as Addendum C-11 is the Certificate of Formation of IEX Options LLC.

- *A copy of existing by-laws or corresponding rules or instruments*: attached as Addendum C-12 is the Operating Agreement of IEX Options LLC.

- *Name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of IEX Options LLC

The following persons are officers of IEX Options LLC:

Name	Title
Bradley T. Katsuyama	Chief Executive Officer
Bryan Harkins	President
Robert Park	Senior Vice President, Chief Technology Officer
Craig Resnick	Senior Vice President, Chief Financial Officer and Treasurer
Rachel Barnett	Senior Vice President, Chief Legal Officer and Secretary
Claudia Crowley	Senior Vice President, Chief Regulatory Officer
Ivan Brown	Senior Vice President, Head of Options

Investors' Exchange LLC

Date of filing: March 18, 2026

Date as of which the information is accurate: March 11, 2026

Exhibit J

Summary of changes made to Exhibit J:

- Added the title of "Co-Head of Equities" to Stan Feldman, an officer of Investors' Exchange LLC

Investors' Exchange LLC

Date of filing: March 18, 2026

Date as of which the information is accurate: March 11, 2026

<u>Exhibit J</u>

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Officers of Investors' Exchange LLC</u>

The following persons are officers of Investors' Exchange LLC:

Officers		
Name	**Title**	**Term of Service**
Bradley T. Katsuyama	Chief Executive Officer, Chairman of the Board	June 2015 - Present
Bryan Harkins	President	May 2024 - Present
Robert Park	Senior Vice President, Chief Technology Officer	June 2015 - Present
Rachel Barnett	Senior Vice President, Chief Legal Officer, Secretary	April 2021 - Present
Claudia Crowley	Senior Vice President, Chief Regulatory Officer	June 2015 - Present
Andrea Ledford	Senior Vice President, Chief People Officer	August 2019 - Present
Stan Feldman	Senior Vice President, Chief Operating Officer and Co-Head of Equities	December 2021 - Present
Craig Resnick	Senior Vice President, Chief Financial Officer, Treasurer	September 2021 – Present

<u>Directors of Investors' Exchange LLC</u>

The following persons are directors of Investors' Exchange LLC:

Board of Directors				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Bradley T. Katsuyama	Chairperson	Industry / CEO	CEO and Chairman of the Board of Investors' Exchange LLC	June 2016 - Present
Urvashi Batra	Board Member	Industry / Member Representative	Barclays, Head of Equities Electronic Trading, Americas	February 2023 - Present
Jeff Charney	Board Member	Non-Industry / Independent	MKHSTRY, Founder and CEO	June 2016 - Present
Brian Levine	Board Member	Non-Industry / Independent	Major League Pickleball, Strategic Advisor and Board Member	June 2016 - June 2019, February 2022 - Present
Jonathan Mariner	Board Member	Non-Industry / Independent	TaxDay, Founder and President	June 2016 - Present
Wade I. Massad	Board Member	Non-Industry / Independent	Cleveland Capital Management L.L.C., Co-Founder and Co-Managing Member	June 2016 - Present
David Jeria	Board Member	Industry / Member Representative	Goldman Sachs, Managing Director of Equity Execution Solutions, Americas	March 2026 - Present
Joseph Scafidi	Board Member	Non-Industry / Independent	Brandes Investment Partners, L.P., Director of Trading and Member of Board of Directors	June 2016 - Present
Helen S. Scott	Board Member	Non-Industry / Independent	New York University School of Law, Professor of Law Emerita and Founder, Jacobson Leadership Program in Law and Business	June 2016 - Present
Jeffrey Sonnenfeld	Board Member	Non-Industry / Independent	Yale School of Management, Senior Associate Dean for Leadership Programs and Lester Crown Professor in the Practice of Management	June 2016 - Present

The following persons were directors of Investors' Exchange LLC during the previous year:

Previous Directors During the Past Year				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Noel Reyes	Board Member	Industry / Member Representative	Goldman Sachs, Head of Electronic Trading Product	October 2023 – March 2026

Member Nominating Committee of Investors' Exchange LLC

The following persons are members of the Member Nominating Committee of Investors' Exchange LLC:

Member Nominating Committee				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Urvashi Batra	Chairperson	Industry / Member Representative	Barclays, Head of Equities Electronic Trading, Americas	February 2023 - Present
David Jeria	Committee Member	Industry / Member Representative	Goldman Sachs, Managing Director of Equity Execution Solutions, Americas	March 2026 - Present

The following persons were members of the Member Nominating Committee of Investors' Exchange LLC during the previous year:

Previous Members of the Member Nominating Committee During the Past Year				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Noel Reyes	Committee Member	Industry / Member Representative	Goldman Sachs, Head of Electronic Trading Product	October 2023 – March 2026

Regulatory Oversight Committee of Investors' Exchange LLC

The following persons are members of the Regulatory Oversight Committee of Investors' Exchange LLC:

Regulatory Oversight Committee				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Helen S. Scott	Chairperson	Non-Industry / Independent	New York University School of Law, Professor of Law Emerita and Founder, Jacobson Leadership Program in Law and Business	June 2016 - Present
Joseph Scafidi	Committee Member	Non-Industry / Independent	Brandes Investment Partners, L.P., Director of Trading and Member of Board of Directors	June 2016 - Present
Wade I. Massad	Committee Member	Non-Industry / Independent	Cleveland Capital Management L.L.C., Co-	June 2016 - Present

			Founder and Co-Managing Member	

Nominating Committee of Investors' Exchange LLC

The following persons are members of the Nominating Committee of Investors' Exchange LLC:

Nominating Committee				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Jeff Charney	Chairperson	Non-Industry / Independent	MKHSTRY, Founder and CEO	June 2016 - Present
Wade I. Massad	Committee Member	Non-Industry / Independent	Cleveland Capital Management L.L.C., Co-Founder and Co-Managing Member	June 2016 - Present
Jeffrey Sonnenfeld	Committee Member	Non-Industry / Independent	Yale School of Management, Senior Associate Dean for Leadership Programs and Lester Crown Professor in the Practice of Management	June 2016 - Present

Audit Committee of Investors' Exchange LLC

The following persons are members of the Audit Committee of Investors' Exchange LLC:

Audit Committee				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Jonathan Mariner	Chairperson	Non-Industry / Independent	TaxDay, Founder and President	June 2016 - Present
Joseph Scafidi	Committee Member	Non-Industry / Independent	Brandes Investment Partners, L.P., Director of Trading and Member of Board of Directors	June 2016 - Present
Wade I. Massad	Committee Member	Non-Industry / Independent	Cleveland Capital Management L.L.C., Co-Founder and Co-Managing Member	June 2016 - Present

Appeals Committee of Investors' Exchange LLC

The following persons are members of the Appeals Committee of Investors' Exchange LLC:

Appeals Committee				
Name	**Title**	**Classification**	**Business**	**Term of Service**
Joseph Scafidi	Chairperson	Non-Industry / Independent	Brandes Investment Partners, L.P., Director of Trading and Member of Board of Directors	June 2016 - Present
Urvashi Batra	Committee Member	Industry / Member Representative	Barclays, Head of Equities Electronic Trading, Americas	February 2023 - Present
Jonathan Mariner	Committee Member	Non-Industry / Independent	TaxDay, Founder and President	June 2016 - Present